                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1) *

                         APACHE MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  03746E 10 2
                        ------------------------------
                                (CUSIP Number)



                                March 31, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]  Rule 13d-1(b)

  [X]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages
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  CUSIP NO.  03746E 10 2              13G

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number:  36-2604143

      BAXTER INTERNATIONAL INC
      I.R.S. Identification Number:  36-0781620

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
       0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------


                               Page 2 of 6 Pages
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CUSIP No.  03746E 10 2        13G
________________________________________________________________________________

This Schedule 13G reports a change in beneficial ownership. Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), is no longer the holder of 573,346 shares (the "Shares") of common stock, $0.01 par value per share, of Apache Medical Systems, Inc., a Delaware corporation.

On March 31, 2000, Baxter International Inc. parent of Purchaser, completed the Spin-off of Edwards Lifesciences Corporation and its subsidiaries, formerly the cardiovascular business. As a result of the Spin-off, all shares of Apache Medical Systems, Inc. were transferred to Edwards Lifesciences LLC and no shares are currently held by either of the Reporting Persons.

Item 1(a).   Name of Issuer:
---------
             Apache Medical Systems, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
---------
             1650 Tysons Boulevard
             McLean, Virginia  22102

Item 2(a).   Name of Person Filing:
----------
             This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser ("Parent")

Item 2(b).   Address of Principal Business Office or, if none, Residence:
---------
             One Baxter Parkway
             Deerfield, Illinois  60015

Item 2(c).   Citizenship:
---------
             Delaware

Item 2(d).   Title of Class of Securities:
---------
             Common stock, $0.01 par value per share of Apache Medical Systems, Inc.

Item 2(e).   CUSIP Number:
---------
             03746E 10 2

                               Page 3 of 6 Pages

CUSIP No.  03746E 10 2                   13G
________________________________________________________________________________


Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------    (c) check whether filing person is a:

          (a)  [_] Broker or dealer registered under Section 15 of the Act

          (b)  [_] Bank as defined in Section 3(a)(6) of the Act

          (c)  [_] Insurance company as defined in Section 3(a)(19) of the Act

          (d) [_] Investment company registered under Section 8 of the Investment Company Act

          (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

          (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

          If this statement is filed pursuant to Rule 13d-1(c), check this box: [X]

Item 4.   Ownership
-------
          This Schedule is being filed to report a change in beneficial ownership.

          (a)  Amount Beneficially Owed:                          -0-

          (b)  Percent of Class:                                   0%

          (c)  Number of shares as to which the person has:

               (i)  sole power to vote or direct the vote:        -0-

              (ii)  shared power to vote or direct the vote:      -0-

             (iii)  sole power to dispose or to direct the
                    disposition of:                               -0-

              (iv)  shared power to dispose or to direct the
                    disposition of:                               -0-

                               Page 4 of 6 Pages

CUSIP No.  03746E 10 2                  13G
________________________________________________________________________________


Item 5.   Ownership of Five Percent or Less of a Class:
------
          If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent on the class of securities, check the following
          box:     [X]

Item 6.   Ownership of More than Five Percent or Behalf of another Person:
------
          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
-------   Security Being Reported on by the Parent Holding Company:

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:
------
          Not Applicable

Item 9.   Notice of Dissolution of Group:
------
          Not Applicable

Item 10.  Certification:
-------
          The Reporting Persons are no longer the beneficial owners of more than five percent of the number of shares outstanding. The Reporting Persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission, and the Reporting Persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

                               Page 5 of 6 Pages

CUSIP No.  03746E 10 2                   13G
________________________________________________________________________________


                               S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, each of Purchaser and Parent certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2000
                                         Baxter International Inc.


                                         By: /s/ Jan S. Reed
                                             ---------------
                                             Jan S. Reed
                                             Secretary



                                         Baxter Healthcare Corporation


                                         By: /s/ Jan S. Reed
                                             ---------------
                                             Jan S. Reed
                                             Secretary

                               Page 6 of 6 Pages